Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 14, 2006, except as to Note 14, and the effects of the stock split described in the second paragraph of Note 1 to the consolidated financial statements, which are as of June 29, 2006, relating to the financial statements, financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in The Andersons, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005. We also consent to the references to us under the headings “Experts” and “Selected Historical Consolidated Financial Data” in such Registration Statement.
/s/ PricewaterhouseCoopers LLP
Toledo, OH
June 29, 2006